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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                                  netGuru, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    64111K107
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                                 (CUSIP Number)

Peter R. Kellogg, 120 Broadway, New York, New York 10271
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 64111K107               SCHEDULE 13D                       Page 2 of 5

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
         PETER R. KELLOGG
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
         UNITED STATES
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               7.   Sole Voting Power
  NUMBER OF             3,835,800 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON               3,835,800 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         3,835,800 (1)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
         20.06% (1)
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14.  Type of Reporting Person (See Instructions)
         IN
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(1) Calculated as of August 25, 2005.

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CUSIP No. 64111K107               SCHEDULE 13D                       Page 3 of 5

         This Amendment No. 1 to Schedule 13D ("Amendment") amends the Schedule 13D filed by the Reporting Person on May 10, 2001.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         Item 5 is amended to reflect the following:

The Reporting Person beneficially owns 3,835,800 shares of common stock of the Issuer as of August 25, 2005, which equals approximately 20.06% of the total 19,117,154 outstanding shares of common stock of the Issuer as of August 25, 2005.

         (a) The Reporting Person has the sole voting power and the sole disposition power as to 3,835,800 shares.

         (b) The Reporting Person has not effected any transactions in the Issuer's common stock during the past 60 days.

         (c) No person, other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the shares beneficially owned by the Reporting Person.

         (d) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended to reflect the following:

         On August 19, 2005, the Issuer entered into an Asset Purchase Agreement ("Purchase Agreement") providing for the sale of the assets of its Research Engineers International division ("Sale") to Bentley Systems, Incorporated ("Bentley"). In connection with the proposed Sale, the Reporting Person entered into a Voting Agreement with Bentley pursuant to which the Reporting Person agreed to vote any shares of the Issuer's common stock held by him (a) in favor of the Sale, (b) against any proposal that would result in a breach of the Purchase Agreement, and (c) against any proposal made in opposition to, or in competition with, the Sale. The Reporting Person further agreed not to sell, assign, pledge, encumber, grant or option with respect to, transfer or otherwise dispose of shares of the Issuer's common stock owned by him until the earlier of
(i) termination of the Purchase Agreement or (ii) consummation of the Sale. Pursuant to the Voting Agreement, the Reporting Person irrevocably appointed David Nation and Tom Kurke of Bentley as his proxy to vote the shares of the Issuer's capital stocked owned by him in accordance with the terms of the Voting Agreement.

         The Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item No. 7 is amended to include the following exhibits:

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CUSIP No. 64111K107               SCHEDULE 13D                       Page 4 of 5

Exhibit No.                              Description
-----------                              -----------

     1 Asset Purchase Agreement dated as of August 19, 2005 between netGuru, Inc. and Bentley Systems, Incorporated*

     2 Voting Agreement dated as of August 19, 2005 by and between Bentley Systems, Incorporated and Peter Kellogg*

* Incorporated by reference to the Form 8-K filed by the Issuer on August 24, 2005.


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CUSIP No. 64111K107               SCHEDULE 13D                       Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                     August 25, 2005
                                     -------------------------------------------
                                     (Date)

                                     /s/ Peter R. Kellogg
                                     -------------------------------------------
                                     (Signature)

                                     Peter R. Kellogg
                                     -------------------------------------------
                                     (Name/Title)